Andrew Intrater Biography

Andrew Intrater has over 30 years of general management and transaction experience obtained from leadership roles in the technology and asset management sectors, as well as over 20 years of service on the boards of directors of public companies.

Mr. Intrater is the Managing Member of Falcon AI LLC, a company focused on exploring investment opportunities in the artificial intelligence space.

Mr. Intrater is Chief Executive Officer of Columbus Nova, also known as Sparrow Capital Holdings, LLC, a multi-strategy investment firm he founded in 2000. Since 2015, Mr. Intrater has been a Managing Member of CNMB, a real estate investment management, financial advisory and alternative asset platform. In 2013, Mr. Intrater co-founded and continues to serve as the Managing Member of CNTP, a global, multi-stage, technology investment firm.

Mr. Intrater's current board memberships include Eccentex Corporation, Yamo Pharmaceuticals, Flip Group Ltd. and nuPSYS Inc., and he is currently on the executive committees of the USC Shoah Foundation and the Auschwitz-Birkenau Foundation. Mr. Intrater was previously on the boards of CIFC Corp., DeepCube Ltd., Cyalume Technologies, Inc. and Rhapsody International Inc., and served on the advisory committees of Core Capital Partners, RSV Venture Partners and i2BF Global Ventures.

In 1985 Mr. Intrater founded ATI, the predecessor of Oryx Technology Corp. Mr. Intrater served Oryx as President and Chief Operating Officer until 1999, as it grew into a leading manufacturer of semiconductor test equipment. While at Oryx he led its 1994 IPO and oversaw two strategic acquisitions, including the purchase of Zenith's power converter division. He also introduced a transportable, secondary ion mass spectrometer to QA groups in the hard disk and magnetic read/write head markets.

Mr. Intrater holds a B.S. in Chemical Engineering from Rutgers University and performed graduate studies in Materials Science at Columbia University.